                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                                Matritech Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   576818108
        ---------------------------------------------------------------
                                (CUSIP Number)


                                Paul J. Tauber
                      Coblentz, Patch, Duffy & Bass, LLP
                         222 Kearny Street, 7th Floor
                     San Francisco, California 94108-4510
                                 415/391-4800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 22, 1999
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), check the following box [X].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------                                  ---------------------
  CUSIP NO. 576818108                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Veron International Limited ("Reporting Person")
      N.A.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      British Virgin Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
                          2,387,010 shares. The 2,387,010 shares include
     NUMBER OF            warrants to purchase 795,670 shares of the issuer held
                          by the Reporting Person.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,387,010 shares. The 2,387,010 shares include
                          warrants to purchase 795,670 shares of the issuer held
      PERSON              by the Reporting Person.
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,387,010 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      N.A.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
11
      9.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------


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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 Schedule 13G
                   Under the Securities Exchange Act of 1934

Item 1(a) Name of Issuer:

          Matritech, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          330 Nevada Street, Newton, Massachusetts 02460

Item 2(a) Name of Person(s) Filing:

          Veron International Limited

Item 2(b) Address of Principal Business Office:

          c/o ChinaChem Golden Plaza
          Top Floor, 77 Mody Road
          Tsimshatsui, Kowloon, Hong Kong, China

Item 2(c) Citizenship:

          The Reporting Person was incorporated in the British Virgin Islands.

Item 2(d) Title of Class of Securities:

          Common Stock, $.01 par value
          Warrants to purchase Common Stock

Item 2(e) CUSIP Number:  576818108

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          Not applicable.

Item 4    Ownership:

          (a) Amount Beneficially Owned: 2,387,010 shares.
              The 2,387,010 shares include warrants to purchase 795,670 shares of the Issuer held by the Reporting Person.

          (b) The 2,387,010 shares represents 9.9% of the issued and outstanding shares of the Issuer.

     To the knowledge of the Reporting Person, as of the date of this statement, none of the directors or executive officers of the Reporting Person beneficially own any securities of the Issuer except for the shares set forth herein.

          (c)   Number of shares as to which the Reporting Person has:

                (i)    Sole power to vote or direct the vote:

                       2,387,010 shares.

                (ii)   Shared power to vote or direct the vote:

                       0

                (iii)  Sole power to dispose or direct the disposition of:

                       2,387,010 shares.

                (iv)   Shared power to dispose or direct the disposition of:

                       0

Item 5    Ownership of 5% or Less of a Class:

          Not Applicable.

Item 6    Ownership of More than 5% on Behalf of Another Person:

          Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

Item 8    Identification and Classification of Members of the Group:

          Not Applicable.

Item 9    Notice of Dissolution of the Group:

          Not Applicable.

Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 19, 1999

             VERON INTERNATIONAL LIMITED

Signature:   /s/ Joseph W.K. Leung
             ----------------------------


Name/Title:  Joseph W.K. Leung
             ----------------------------
             Director
             ----------------------------

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